CONSENT OF PIERRE ROCQUE

The undersigned hereby consents to: (i) the inclusion of the technical contents related to Kirkland Lake Gold Ltd. (the “Company”) mines and properties contained in the Management’s Discussion and Analysis for the years ended December 31, 2018 and 2017 (the “MD&A”) of the Company being filed as an exhibit to the Company’s Form 40-F Annual Report for the period ended December 31, 2018, and any amendments thereto (the “40-F”), being filed with the United States Securities and Exchange Commission; and (ii) the use of my name in the MD&A, and the 40-F.

Signed “Pierre Rocque”
Pierre Rocque, P.Eng.

Date: April 1, 2019